Exhibit 1

Capitalisation

          The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2011. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 December 2011

(£m)
Capitalisation
Equity
Shareholders’ equity	45,920
Non-controlling interests	674

Total equity	46,594

Indebtedness

Subordinated liabilities	35,089

Debt securities
Debt securities in issue	185,059
Liabilities held at fair value through profit or loss (debt securities)	5,339

Total debt securities	190,398

Total indebtedness	225,487

Total capitalisation and indebtedness	272,081

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2011, all indebtedness was unsecured except for £75.6 billion of securitisation notes and covered bonds and £13.5 billion of debt securities issued by the Group’s asset-backed conduits.

Other than a €154 million dated subordinated liability issued as part of an exchange offer in which €231 million of preferred securities were repurchased, and a redemption at the call date of €18 million of preferred securities, there have been no further issuances or redemptions since 31 December 2011.

There has been no material change in the information set forth in the table above since 31 December 2011.